Valneva Receives EMA’s Positive CHMP Opinion for Adolescent Label Extension for Chikungunya Vaccine IXCHIQ®

If granted, IXCHIQ® will become the first vaccine against the chikungunya virus (CHIKV) available in the EU for adolescents 12 years of age and older

Saint Herblain (France), February 28, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion recommending authorization of a label extension for IXCHIQ®, Valneva’s single-dose vaccine for the prevention of disease caused by the chikungunya virus, to individuals 12 years of age and older. IXCHIQ® received marketing authorization in Europe for individuals 18 years and older in July 20241.

The European Commission (EC) will now review the CHMP recommendation, and a decision on the label extension application of IXCHIQ® in the European Union (EU), Norway, Liechtenstein and Iceland is expected within sixty days.

The positive CHMP opinion is supported by positive six-month adolescent Phase 3 data which Valneva reported in May 20242. These data, collected through a study in Brazil funded by the Coalition for Epidemic Preparedness Innovations (CEPI) and the European Union’s (EU) Horizon Program, showed that a single-dose vaccination with IXCHIQ® induces a high immune response in 99.1% of adolescents, and that the vaccine was generally well tolerated. Valneva recently announced that this immune response was sustained in 98.3% of adolescents one-year after single vaccination3. These results reaffirm the strong and persistent immune response with only one dose already seen in adults4. The Lancet Infectious Diseases, a world leading infectious diseases journal, also published an article5 showing that the vaccine was generally safe and well tolerated in adolescents 12 to 17 years of age 28 days after a single injection, regardless of previous CHIKV infection.

Juan Carlos Jaramillo, M.D., Chief Medical Officer of Valneva, said, “Given the substantial risk that chikungunya presents to individuals residing in or traveling to endemic regions, it's imperative to ensure the vaccine is available to all age groups. Therefore, this positive CHMP opinion marks a crucial milestone toward introducing a more robust preventative solution against chikungunya in the EU. Broader accessibility will help provide protection and mitigate the burden of this debilitating illness, which is continuing to spread in areas that were previously unaffected.”
1 Valneva Receives Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ®
2 Valneva Reports Further Positive Pivotal Phase 3 Data in Adolescents for its Single-Shot Chikungunya Vaccine
3 Valneva Reports High Sustained Immune Response in Adolescents One Year After Single Vaccination with its Chikungunya Vaccine - Valneva
4 Valneva Reports High Sustained Immune Response in Adolescents One Year After Single Vaccination with its Chikungunya Vaccine - Valneva
5 Safety and immunogenicity of a live-attenuated chikungunya virus vaccine in endemic areas of Brazil: interim results of a double-blind, randomised, placebo-controlled phase 3 trial in adolescents

The CHMP positive opinion follows four regulatory approvals in the U.S.6, Europe7, Canada8 and the UK9 in adults 18 years of age and older. Valneva expects to receive marketing approval in Brazil in the first quarter of 2025, which would represent the first approval in an endemic country. Valneva submitted additional label extension applications to the U.S. Food and Drug Administration (FDA)10 and Health Canada11 to also extend the use of IXCHIQ® to adolescents in these territories. The Company now also plans to submit a label extension application to the UK MHRA.

Valneva is focused on expanding the vaccine’s label and access. In the third quarter of 2024, the Company expanded its partnership with CEPI12, with support from the EU Horizon Europe program, through a $41.3 million grant to advance broader access to the vaccine in Low- and Middle-Income Countries (LMICs), post-marketing studies and research to support potential label extensions in children, adolescents and pregnant women.

Within the framework of this partnership, Valneva recently announced the signing of an exclusive license agreement with the Serum Institute of India (SII), the world’s largest manufacturer of vaccines by number of doses, enabling the supply of the vaccine in Asia, with a commitment to priority supply of the chikungunya vaccine at an affordable price to public health markets in LMICs.

This new agreement complements the license agreement Valneva signed in 2021 with Instituto Butantan in Brazil for the development, manufacturing and marketing of a local chikungunya vaccine at an affordable price for distribution in Latin American countries and selected LMICs affected by the disease.

Dr. Richard Hatchett, Chief Executive Officer of CEPI, commented, “Cases of Chikungunya are increasing around the world, making populations of all ages vulnerable to the disease’s long-term debilitating effects, such as prolonged joint plan and inflammation. The CHMP’s recommendation for use of IXCHIQ® in adolescents in the European Union is an important steppingstone that could help accelerate the approval of the vaccine in this age group in other regions, including areas where the disease is endemic.”

About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years13.

In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110
6 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ®
7 Valneva Receives Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ®
8 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ®
9 Valneva Receives Marketing Authorization in the UK for the World’s First Chikungunya Vaccine, IXCHIQ®
10 Valneva Submits Label Extension Application for its Chikungunya Vaccine, IXCHIQ®, to the U.S. FDA
11 Valneva Submits Label Extension Applications for its Chikungunya Vaccine, IXCHIQ®, to EMA and Health Canada
12 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
13 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf

countries in Asia, Africa, Europe and the Americas14. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas15 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem16.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organizations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic threats so they can be accessible to all people in need. CEPI has supported the development of more than 50 vaccine candidates or platform technologies against multiple known high-risk pathogens or a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
Learn more at CEPI.net. Follow us on X (@CEPIvaccines), LinkedIn and Facebook.

14 https://cmr.asm.org/content/31/1/e00104-16
15 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
16 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95.5 billion to spend over a seven-year period (2021-2027). Under Horizon Europe, health research will be supported with the aim to find new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalised medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.

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